Exhibit 99.1

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands with a
corporate seat in Amsterdam
The liability of members is limited
Dutch Registration Number: 34106455

Tuesday, 11 August 2009
Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5239
Fax (02) 8274 5218
The Manager
Company Announcements Office	GPO Box 3935
ASX	Sydney NSW 2001 Australia
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
James Hardie will conduct a management briefing on its 1st Quarter FY10 results on Tuesday, 18 August 2009.
No physical briefing will be held for this quarter’s results. A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	10.15am Australian Eastern Standard Time (AEST)

Local:	02 8524 6650

International:	+61 2 8524 6650

Confirmation ID for the teleconference: 24366971

URL:	http://www.ir.jameshardie.com.au/jh/results_fy2010.jsp

Yours faithfully

Sean O’Sullivan
Vice President - Investor and Media Relations